ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

17 May 2007

Director/PDMR Shareholding

Reed Elsevier received notification yesterday that Mr Patrick Tierney, a director of Reed Elsevier PLC and Reed Elsevier NV, undertook the following transactions in the ordinary shares of Reed Elsevier PLC and Reed Elsevier NV on 10 May 2007:

(i)	Sold 52,684 Reed Elsevier PLC shares at an average price of 643.57p per share.

(ii)	Sold 36,176 Reed Elsevier NV shares an an average price of €14.13 per share.

Notification was also received today that, Mr Tierney undertook the following transactions in the ordinary shares of Reed Elsevier PLC and Reed Elsevier NV on 17 May 2007:

(i)	Exercised an option over 171,426 Reed Elsevier PLC shares, granted in 2003 at 451.50p. All of the shares were sold at 675.88p per share.

(ii)	Exercised an option over 126,258 Reed Elsevier NV shares, granted in 2003 at €9.34. All of the shares were sold at €14.5956 per share.

As a consequence of these transactions, Mr Tierney’s interests in the ordinary share capital of Reed Elsevier is now:

88,564 Reed Elsevier PLC ordinary shares; and

59,158 Reed Elsevier NV ordinary shares.